Exhibit 12

Harley-Davidson, Inc.

Computation of Ratio of

Earnings to Fixed Charges

In millions	Nine Months
	2008	2007	2006	2005	2004	2003
Income before provision for income tax	$910.7	$1,447.8	$1,624.2	$1,487.8	$1,379.5	$1,166.0
Add: Fixed charges	93.4	84.3	62.2	38.0	24.5	19.8
Add: Amortization of capitalized interest	0.6	0.8	0.8	0.9	0.9	0.6
Less: Capitalized interest	1.6	1.3	0.3	—	—	3.9

Earnings	$1,003.2	$1,531.6	$1,687.0	$1,526.6	$1,404.9	$1,182.6

Fixed charges:
Interest incurred and amortization of debt issue costs	$91.3	$81.5	$59.8	$36.2	$22.7	$17.6
Estimate of interest within rental expense	2.1	2.8	2.4	1.8	1.8	2.2

	$93.4	$84.3	$62.2	$38.0	$24.5	$19.8

Ratio	10.7	18.2	27.1	40.2	57.3	59.6